

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 21, 2015

Via E-Mail
Mr. Maelcio Mauricio Soares
Chief Financial Officer
Petrobras Argentina S.A.
Maipu 1, 22 S.S. Floor
(C1084ABA) Cuidad Autonoma de Buenos Aires
Republica Argentina

> **Re: Petrobras Argentina S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 29, 2015**
> **File No. 333-155319**

Dear Mr. Soares:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Information on the Company, page 17

Oil and Gas Exploration and Production, page 23

Our Oil and Gas Exploration and Production Interests, page 24

1. Please expand the tabular disclosure on page 24 of the total gross and net productive wells as of December 31, 2014 to provide this information by geographic area, e.g. by individual country. Refer to Items 1208(a) and 1201(d) of Regulation S-K.

Statistical Information Relating to Oil and Gas Production, page 28

2.　　Please expand the disclosure of production presented as average daily rates on page 29 to provide this information as annual volumes for each of the last three fiscal years by final product sold with disclosure by geographical area and for each country and field that contains 15% or more of your total proved reserves. Refer to Item 1204(a) of Regulation S-K.

3.　　Please confirm for us that the production figures disclosed on page 29 pursuant to Item 1204(a) of Regulation S-K represent only marketable production of natural gas on an "as sold" basis excluding flared gas, injected gas, and gas consumed in operations. Refer to Instruction 2 to Item 1204 of Regulation S-K.

Reserves, page 32

4.　　Based on the information provided on page 34, it appears that the Company converted only 10% of the total net quantities of proved undeveloped reserves disclosed at the beginning of 2014 to developed, excluding the 7.7 MMBoe of reserves that will be developed over periods exceeding five years. We have compiled the figures from information provided in your previous filings and in response to comments issued by the staff, and note similarly low historical conversion rates of your proved undeveloped reserves for each reporting year since 2010.

　　Excluding the 7.7 MMBoe of proved undeveloped reserves as noted, please clarify for us how you plan to convert the remaining 79.5 MMBoe of reserves disclosed as of December 31, 2014 within five years of the initial disclosure of such reserves. In addition to your narrative explanation, please provide us with an annual schedule of 1) the number of gross proved undeveloped locations, 2) the reserves quantities and 3) the estimated capital expenditures necessary to convert the 79.5 MMBoe of proved undeveloped reserves disclosed as of December 31, 2014. Also refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the Company's management including approval by the Board, if such approval is required.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources